

Cue Energy Resources Limited

A.B.N. 45 066 383 971


05005897

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

10 February 2005

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL


PROCESSING
SECTION
RECEIVED
FEB 17 2005
152
WASH, D.C.

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

PROCESSED
FEB 23 2005
THOMSON
FINANCIAL



Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Recent Placements - Corporations Act Disclosure

Cue Energy refers to the Appendix 3Bs lodged on the 22 December 2004 and 9 February 2005, respectively, in relation to the recent share placements.

The placements were made pursuant to the authority given to directors by resolution of members passed at the Annual General Meeting held on 26 November 2004, to place up to 100,000,000 ordinary shares in the Company.

In accordance with Section 708A (5)(e) and Section 1012DA 5(e) of the Corporations Act, Cue Energy advises:

(a) the securities have been issued without a prospectus or a product disclosure statement;

(b) as a disclosing entity, Cue Energy is subject to regular reporting and disclosure obligations;

(c) Cue Energy has complied with the provisions of Chapter 2M and Section 674 of the Corporations Act as they apply to Cue Energy; and

(d) There is no excluded information required to be disclosed as referred to in Sub-Sections (7) and (8) of Sections 708A and 1012DA of the Corporations Act.

Any queries regarding the announcement should be directed to the company on (03) 9629 7577 or email mail@cuenrg.com.au.

Andrew Knox
Public Officer

10 February 2005



Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Cue Now Incorporated in Australia
Migration of the Company from New Zealand

The Annual General Meeting of Cue Energy Resources Limited, held on 26 November 2004, approved the Company applying for removal from the New Zealand Register of Companies pursuant to the provisions of the New Zealand Act, and for its registration as a public company limited by shares pursuant to the provisions of the Corporations Act, 2001 of Australia.

The Company is pleased to announce that the respective removal and registration have been completed resulting in the Company's domicile and place of incorporation being changed from New Zealand to Australia. In addition, the listing status of the Company in relation to the NZX is now changed to one of an overseas listed issuer. The change in listing status results in the Company now being subject to ASX listing rules, but not being required to comply with all NZX listing rules as an overseas issuer.

No action is required by shareholders.

The New Zealand Share Register now becomes a sub-register of the Australian Share Register. There is no intention to replace existing holding statements for securities in the Company.

Any queries regarding the announcement should be directed to the Company on (03) 9629 7577 or email mail@cuenrg.com.au.

Andrew Knox
Public Officer

10 February 2005